Exhibit 99.1

Stratasys Releases Second Quarter 2025 Financial Results
•Revenue of $138.1 million, compared to $138.0 million in the prior year period
•GAAP net loss of $16.7 million, or $0.20 per diluted share, and non-GAAP net income of $2.2 million, or $0.03 per diluted share
•Adjusted EBITDA of $6.1 million, compared to $2.3 million in the prior year period
•$254.6 million cash, equivalents and short-term deposits and no debt at June 30, 2025
•Updates 2025 Outlook

MINNETONKA, Minn. & REHOVOT, Israel - (BUSINESS WIRE) - August 13, 2025 - Stratasys Ltd. (Nasdaq: SSYS), a leader in polymer 3D printing solutions, today announced its financial results for the second quarter ended June 30, 2025.
“Our results once again reflect resilience from our recurring revenue streams and the reliance customers place on our additive manufacturing technologies," commented Dr. Yoav Zeif, Stratasys' Chief Executive Officer. “Amidst prolonged macroeconomic uncertainty and restrained customer capital spending, our revenues this quarter grew slightly over the second quarter last year, as our business model continues to demonstrate significant staying power. Importantly, we are making meaningful progress in delivering on key use cases with major customers that will begin flowing through to our financial results in the future. While we cannot control the timing, we are encouraged by the substantial new business opportunities that we believe are advancing through final stages toward eventual award.”
Dr. Zeif continued, “Our recently bolstered balance sheet provides increased financial flexibility to invest in innovation, pursue growth opportunities, and execute enhanced operational efficiency. Despite the quality of our pipeline, the macroeconomic improvement that is likely to drive increased capital spending by our customers is taking longer than we previously anticipated. We view the impact of these headwinds as transitory, and our longer-term expectations for the industry and our leadership in it as unchanged. Our comprehensive technology portfolio and the inherent advantages of additive manufacturing position us well to capture opportunities and deliver sustainable value for all stakeholders once these challenges inevitably subside.”
Summary - Second Quarter 2025 Financial Results Compared to Second Quarter 2024:
•Revenue of $138.1 million compared to $138.0 million.
•GAAP gross margin of 43.1%, compared to 43.8%.
•Non-GAAP gross margin of 47.7%, compared to 49.0%.
•GAAP operating loss of $16.6 million, compared to an operating loss of $26.0 million.
•Non-GAAP operating income of $1.1 million, compared to an operating loss of $3.2 million.
•GAAP net loss of $16.7 million, or $0.20 per diluted share, compared to a net loss of $25.7 million, or $0.36 per diluted share.

•Non-GAAP net income of $2.2 million, or $0.03 per diluted share, compared to a net loss of $3.0 million, or $0.04 per diluted share.
•Adjusted EBITDA of $6.1 million, compared to $2.3 million.
•Cash used in operating activities of $1.1 million, compared to $2.4 million.

Financial Outlook:
Based on current market conditions and assuming that the impacts of tariff policy, global inflationary pressures, relatively high interest rates and supply chain costs do not impede economic activity further, the Company is updating its outlook for 2025 to be as follows:
•Full year revenue of $550 million to $560 million.
◦Third quarter slightly lower to slightly higher than second quarter, fourth quarter higher than third quarter.
•Full year non-GAAP gross margins of 46.7% to 47.0%.
•Full year operating expenses to range from $248 million to $251 million.
•Full year non-GAAP operating margins to range from 1.5% to 2.0%.
•Adjusted EBITDA ranging from $30 million to $32 million.
◦Fourth quarter 2025 Adjusted EBITDA to be 8.0% or more of revenue.
•Capital expenditures ranging from $20 million to $25 million.
•Positive operating cash flow.
•GAAP net loss ranging from $77 million to $66 million, and GAAP EPS of ($0.94) to ($0.80).
•Non-GAAP net income ranging from $11 million to $13 million, and Non-GAAP EPS ranging from $0.13 to $0.16.
Appropriate reconciliations between historical GAAP and non-GAAP financial measures, as well as between the GAAP and non-GAAP financial measures included in our updated financial outlook for 2025, are provided in the tables at the end of our press release and slide presentation, with itemized detail concerning the non-GAAP financial measures. We have not included, however, a reconciliation of our guidance for non-GAAP gross margins to the most directly comparable GAAP financial measure, as we are unable to do so without unreasonable effort or with reasonable certainty from a quantitative perspective.

Stratasys Ltd. Second Quarter 2025 Webcast and Conference Call Details
The Company plans to webcast its conference call to discuss its second quarter 2025 financial results on Wednesday, August 13, 2025, at 8:30 a.m. (ET).
The investor conference call will be available via live webcast on the Stratasys Web site at investors.stratasys.com, or directly at the following web address: https://event.choruscall.com/mediaframe/webcast.html?webcastid=NkEiLhG2
To participate by telephone, the U.S. toll-free number is 877-407-0619 and the international dial-in is +1-412-902-1012. Investors are advised to dial into the call at least ten minutes prior to the call to register. The webcast will be available for six months at investors.stratasys.com, or by accessing the above-provided web address.
Stratasys is leading the global shift to additive manufacturing with innovative 3D printing solutions for industries such as aerospace, automotive, consumer products, healthcare, fashion and education. Through smart and connected 3D printers, polymer materials, a software ecosystem, and parts on demand, Stratasys solutions deliver competitive advantages at every stage in the product value chain. The world’s leading organizations turn to Stratasys to transform product design, bring agility to manufacturing and supply chains, and improve patient care.
To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the Company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.
Stratasys is a registered trademark and the Stratasys signet is a trademark of Stratasys Ltd. and/or its subsidiaries or affiliates. All other trademarks are the property of their respective owners.

Cautionary Statement Regarding Forward-Looking Statements
The statements in this press release regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2025 and beyond, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the extent of our success at introducing new or improved products and solutions that gain market share; the extent of growth of the 3D printing market generally; the global macro-economic environment, including the impact of increased and/or reciprocal import tariffs that have been imposed by the U.S. and other countries; global trends involving inflation, interest rates, economic activity and currency exchange rates, and their impact on the additive manufacturing industry, our company and our customers, in particular; changes in our overall strategy, including as related to any restructuring activities and our capital expenditures; the impact of potential shifts in the prices or margins of the products that we sell or services that we provide, including due to a shift towards lower margin products or services; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; the extent of our success at successfully consummating and integrating into our existing business acquisitions or investments in new businesses, technologies, products or services; the potential adverse impact of global interruptions and delays involving freight carriers and other third parties on our supply chain and distribution network; global market, political and economic conditions, and in the countries in which we operate in particular; potential adverse effects of Israel’s retaliatory war against the terrorist organizations Hamas and Hezbollah, Iran, and, intermittently, its conflict with the Houthi terrorist group in Yemen; costs and potential liability relating to litigation and regulatory proceedings; risks related to infringement of our intellectual property rights by others or infringement of others' intellectual property rights by us; the extent of our success at maintaining our liquidity and financing our operations and capital needs; the impact of tax regulations on our results of operations and financial condition; and those additional factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4, “Information on the Company”, Item 5, “Operating and Financial Review and Prospects,” and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2024, which we filed with the U.S. Securities and Exchange Commission, or SEC, on March 6, 2025 (the “2024 Annual Report”). Readers are urged to carefully review and consider the various disclosures made throughout our 2024 Annual Report and the Reports of Foreign Private Issuer on Form 6-K that attach Stratasys’ unaudited, condensed consolidated financial statements and its review of its results of operations and financial condition, for the quarterly periods throughout 2025, which have been or will be furnished to the SEC throughout 2025, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are provided or made (as applicable) as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Non-GAAP Financial Measures
The non-GAAP data included herein, but not limited, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations. Our management utilizes these non-GAAP measures to enable us to assess our financial results (i) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and legal provisions, (ii) excluding non-cash items such as share-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets and goodwill, revaluation of our investments and the corresponding tax effect of those items, (iii) for certain non-GAAP measures, after eliminating the impact of changes attributable to currency exchange rate fluctuations, and (iv) after excluding changes in revenues solely attributable to divestitures of former subsidiary companies. The items eliminated as part our calculation of our non-GAAP financial measures either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. Our non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided in the tables below.

Yonah Lloyd
CCO & VP Investor Relations
Yonah.Lloyd@stratasys.com
Source: Stratasys Ltd.

Stratasys Ltd.

Consolidated Balance Sheets
(U.S. $ in thousands, except share data)
(Unaudited)
	June 30, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	$71,073	$70,200
Short-term bank deposits	183,500	80,500
Accounts receivable, net of allowance for credit losses of $3,300 and $3,058 as of June 30, 2025 and December 31, 2024, respectively	157,869	152,979
Inventories	164,585	179,809
Prepaid expenses	9,481	7,630
Other current assets	28,338	21,843

Total current assets	614,846	512,961
Non-current assets
Property, plant and equipment, net	190,358	184,379
Goodwill	101,569	99,082
Other intangible assets, net	106,013	106,253
Operating lease right-of-use assets	30,723	32,169
Long-term investments	79,268	80,205
Other non-current assets	16,210	14,697

Total non-current assets	524,141	516,785

Total assets	$1,138,987	$1,029,746

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$38,148	$44,977
Accrued expenses and other current liabilities	38,741	39,749
Accrued compensation and related benefits	30,316	29,206
Deferred revenues - short-term	51,805	46,347
Operating lease liabilities - short-term	7,039	6,935

Total current liabilities	166,049	167,214
Non-current liabilities
Deferred revenues - long-term	19,752	19,057
Deferred income taxes	469	507
Operating lease liabilities - long-term	24,043	25,155
Contingent consideration - long-term	5,153	4,933
Other non-current liabilities	21,140	19,889

Total non-current liabilities	70,557	69,541

Total liabilities	$236,606	$236,755

Contingencies (see note 12)

Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 shares; 85,249 shares and 71,982 shares issued at June 30, 2025 and December 31, 2024, respectively; 84,983 shares and 71,716 shares outstanding at June 30, 2025 and December 31, 2024, respectively	$238	$202
Treasury shares at cost, 266 shares at June 30, 2025 and December 31, 2024	(1,995)	(1,995)
Additional paid-in capital	3,260,364	3,123,024
Accumulated other comprehensive loss	(6,218)	(8,031)
Accumulated deficit	(2,350,008)	(2,320,209)
Total equity	902,381	792,991

Total liabilities and equity	$1,138,987	$1,029,746

Stratasys Ltd.

Consolidated Statements of Operations
(U.S. $ in thousands, except per share data)	Three Months Ended June 30,		Six Months Ended June 30,
(Unaudited)	2025	2024	2025	2024

Revenues
Products	$94,791	$93,594	$188,586	$192,790
Services	43,295	44,447	85,546	89,301
	138,086	138,041	274,132	282,091
Cost of revenues
Products	48,617	46,756	95,885	96,513
Services	29,975	30,785	58,514	61,181
	78,592	77,541	154,399	157,694

Gross profit	59,494	60,500	119,733	124,397

Operating expenses
Research and development, net	19,921	25,680	38,713	49,657
Selling, general and administrative	56,193	60,863	110,044	125,236
	76,114	86,543	148,757	174,893

Operating loss	(16,620)	(26,043)	(29,024)	(50,496)

Financial income (expenses), net	3,286	(726)	4,759	491

Loss before income taxes	(13,334)	(26,769)	(24,265)	(50,005)

Income tax expenses	1,041	762	1,496	1,478

Share in profits (losses) of associated companies	(2,370)	1,788	(4,038)	(243)

Net loss	$(16,745)	$(25,743)	$(29,799)	$(51,726)

Net loss per ordinary share - basic and diluted	$(0.20)	$(0.36)	$(0.38)	$(0.74)

Weighted average ordinary shares outstanding - basic and diluted	83,485	70,746	77,722	70,367

Stratasys Ltd.

	Reconciliation of GAAP to Non-GAAP Results of Operations
		Three Months Ended June 30,
		2025	Non-GAAP	2025	2024	Non-GAAP	2024
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$59,494	$6,323	$65,817	$60,500	$7,175	$67,675
	Operating income (loss) (1,2)	(16,620)	17,736	1,116	(26,043)	22,845	(3,198)
	Net income (loss) (1,2,3)	(16,745)	18,925	2,180	(25,743)	22,774	(2,969)
	Net income (loss) per diluted share (4)	$(0.20)	$0.23	$0.03	$(0.36)	$0.32	$(0.04)

(1)	Acquired intangible assets amortization expenses		4,517			4,489
	Non-cash share-based compensation expenses		746			1,010
	Restructuring and other expenses		1,060			1,676
			6,323			7,175

(2)	Acquired intangible assets amortization expenses		915			1,111
	Non-cash share-based compensation expenses		5,392			6,335
	Restructuring and other related costs		460			3,639
	Contingent consideration		643			523
	Legal and other expenses		4,003			4,062
			11,413			15,670
			17,736			22,845

(3)	Corresponding tax effect		182			204
	Equity method related expenses (income)		1,067			(1,593)
	Finance expenses (income)		(60)			1,318
			$18,925			$22,774

(4)	Weighted average number of ordinary shares outstanding - Diluted	83,485		84,024	70,746		70,746

Stratasys Ltd.

		Six Months Ended June 30,
		2025	Non-GAAP	2025	2024	Non-GAAP	2024
		GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
		U.S. dollars and shares in thousands (except per share amounts)
	Gross profit (1)	$119,733	$11,733	$131,466	$124,397	$13,314	$137,711
	Operating income (loss) (1,2)	(29,024)	33,186	4,162	(50,496)	46,099	(4,397)
	Net income (loss) (1,2,3)	(29,799)	34,857	5,058	(51,726)	47,073	(4,653)
	Net income (loss) per diluted share (4)	$(0.38)	$0.44	$0.06	$(0.74)	$0.67	$(0.07)

(1)	Acquired intangible assets amortization expenses		9,005			9,573
	Non-cash share-based compensation expenses		1,454			1,962
	Restructuring and other expenses		1,274			1,779
			11,733			13,314

(2)	Acquired intangible assets amortization expenses		1,855			3,570
	Non-cash share-based compensation expenses		10,897			14,032
	Restructuring and other related costs		1,592			4,559
	Revaluation of investment		—			1,900
	Contingent consideration		1,288			1,034
	Legal and other expenses		5,821			7,690
			21,453			32,785
			33,186			46,099

(3)	Corresponding tax effect		266			438
	Equity method related expenses (income)		1,908			(629)
	Finance expenses (income)		(503)			1,165
			$34,857			$47,073

(4)	Weighted average number of ordinary shares outstanding - Diluted	77,722		78,321	70,367		70,367

Stratasys Ltd.

Reconciliation of GAAP net loss to Adjusted EBITDA
	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
	U.S. $ in thousands		U.S. $ in thousands
Net loss	$(16,745)	$(25,743)	$(29,799)	$(51,726)
Financial expenses (income), net	(3,286)	726	(4,759)	(491)
Income tax expenses	1,041	762	1,496	1,478
Share in losses (profits) of associated companies	2,370	(1,788)	4,038	243
Depreciation expenses	5,129	5,482	10,463	10,787
Amortization expenses	5,442	5,600	10,879	13,143
Non-cash share-based compensation expenses	6,138	7,345	12,351	15,994
Revaluation of investment	—	—	—	1,900
Contingent consideration	643	523	1,288	1,034
Legal and other expenses	3,878	4,062	5,554	7,690
Restructuring and other expenses	1,519	5,315	2,788	6,338
Adjusted EBITDA	$6,129	$2,284	$14,299	$6,390

Stratasys Ltd.

Reconciliation of GAAP Net Loss to Non-GAAP Net Income Forward Looking Guidance:
Fiscal Year 2025
(U.S. $ in millions, except per share data)	Low		High

GAAP net loss	$(77)	to	$(66)

Adjustments
Share-based compensation expenses	$25	to	$27
Intangible assets amortization expenses	$22	to	$24
Reorganization and other	$30	to	$34
Tax expenses related to Non-GAAP adjustments	$2	to	$3

Non-GAAP net income	$11	to	$13

GAAP loss per share	$(0.94)	to	$(0.80)

Non-GAAP diluted earnings per share	$0.13	to	$0.16

Reconciliation of GAAP Net Loss to Adjusted EBITDA Forward Looking Guidance:
Fiscal Year 2025
(U.S. $ in millions, except per share data)	Low		High

GAAP net loss	$(77)	to	$(66)

Adjustments
Share-based compensation expenses	$25	to	$27
Intangible assets amortization expenses	$22	to	$24
Reorganization and other	$30	to	$34
Tax expenses related to Non-GAAP adjustments	$2	to	$3
Other non-operating income	$(1)	to	$(1)
Depreciation	$20	to	$20

Adjusted EBITDA	$30	to	$32

Stratasys Ltd.

Reconciliation of GAAP Operating Loss to Non-GAAP Operating Income Forward Looking Guidance:
Fiscal Year 2025
(U.S. $ in millions, except per share data)	Low		High

GAAP operating loss	$(72)	to	$(61)
GAAP operating margins	(13)%	to	(11)%

Adjustments
Share-based compensation expenses	$25	to	$27
Intangible assets amortization expenses	$22	to	$24
Reorganization and other	$26	to	$30

Non-GAAP operating profit	$9	to	$12
Non-GAAP operating margins	1.5%	to	2.0%